REGISTRATION AND REPORTING UNDER THE SECURITIES

EXCHANGE ACT OF 1934 ANNUAL REPORTS ON FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18050

PW EAGLE EMPLOYEES’ SAVINGS PLAN

(Title of Plan)

PW EAGLE, INC.

1550 VALLEY RIVER DRIVE

EUGENE, OREGON 97401

(Name and Address of Principal Executive Offices of Employer Issuer)

PW Eagle Employees’ Savings Plan

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

PW Eagle Employees’ Savings Plan

We have audited the accompanying statement of assets available for benefits of the PW Eagle Employees’ Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Grant Thornton LLP
Portland, Oregon
June 28, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

PW Eagle Employees’ Savings Plan

In our opinion, the accompanying statement of assets available for benefits present fairly, in all material respects, the assets available for benefits of PW Eagle Employees’ Savings Plan (the “Plan”) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
May 21, 2004

PW Eagle Employees’ Savings Plan

Statement of Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Registered investment companies/mutual funds	$30,767,607	$24,752,256
Guaranteed Interest Account	7,780,200	6,287,446
PW Eagle, Inc. common stock, 86,105 and 78,293 shares, respectively	342,785	344,487
Participant loans receivable	3,421,380	3,130,017

	42,311,972	34,514,206
Contributions receivable
Participants	59,869	—
Employer	23,491	—

	83,360	—

Assets available for benefits	$42,395,332	$34,514,206

PW Eagle Employees’ Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2004

Investment Income
Interest and dividend income	$789,788
Net appreciation of fair value of investments	2,610,445

3,400,233

Contributions
Participants	1,874,666
Employer	333,399

2,208,065

Deductions
Benefits paid to participants	(2,034,386)
Administrative expenses	(34,793)

(2,069,179)

Transfers
Assets transferred from ETI and Mid-States Employees’ Savings Plan	4,342,007

Net increase in assets available for benefits	7,881,126

Assets available for benefits
Beginning of year	34,514,206

End of year	$42,395,332

PW Eagle Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the PW Eagle Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information regarding the Plan’s definitions, eligibility and other matters.

General

The Plan is a contributory defined contribution plan covering all qualified employees of PW Eagle, Inc. (the “Company”) who are at least 18 years old, who have been employed for at least three months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). Prudential Insurance Company of America is the Trustee of the Plan.

Asset Transfers

The Company acquired Uponor ETI Company (“ETI”) during 2003. In connection with the acquisition, ETI formed the ETI and Mid-States Employees’ Savings Plan (the “ETI Plan”). Effective at the close of business on December 31, 2003, the ETI Plan was merged with the Plan. Assets of approximately $4.3 million were transferred January 2, 2004, and were recorded as an asset transfer into the Plan as of that date.

Contributions

Each year, eligible participants may contribute up to 25% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans with approval of the Administrative Committee.

The Company makes matching contributions of 50% of the eligible participants’ pre-tax contributions up to the first 6% of compensation. Discretionary supplemental contributions may also be made by the Company. The Plan provides for overall contribution limitations as prescribed by Internal Revenue Service (“IRS”) regulations.

In January 2004, the Company suspended its matching contribution to the PW Eagle Employee Savings Plan until the Company returned to profitability. The matching contribution was reinstated by the Company in July 2004.

No supplemental contributions were made for the year ended December 31, 2004.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. If an employee does not allocate their contributions, the amounts are placed in the Prudential Guaranteed Interest Account. Employer contributions are allocated among the investment options in the same manner as participant’s contributions.

The allocation of the participant’s contributions to these investment funds may be changed daily. Each participant’s account is credited with the participant’s contributions and his or her share of employer contributions, and an allocation of related investment earnings thereon. Allocation of investment income is based on the value of participant’s account at the close of each day.

PW Eagle Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Vesting

Participants are 100% vested in their own contributions, any Company contributions and related investment income at all times.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount, installments or combination of the two equal to the value of the participant’s vested interest in his or her account, provided the vested account balance is greater than $5,000. All vested account balances of $5,000 or less will be distributed through a lump sum payment.

Participant Loans

In accordance with the Plan document, participants may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans must be repaid by the participant within five years unless the loan is used to acquire a participant’s primary residence, in which case the term may not exceed 20 years. The loan interest rate is 1% over prime lending rate on the 15th day of the month (or next business day) prior to the beginning of the calendar quarter in which the loan originates. Interest rates on outstanding loans at December 31, 2004, ranged from 4.0% to 10.5%. Loans mature at various dates through November 2023 and are generally paid through monthly payroll deductions.

Plan Forfeitures

Participant forfeitures at December 31, 2004, totaled $97,852. Forfeiture amounts, if unclaimed, will reduce future employer contributions.

Plan Termination

The Company intends to continue the Plan without interruption but reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the Plan document provides that the assets of the Plan shall be allocated for the exclusive benefit of participants, their beneficiaries, survivors or estates.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on an accrual basis. The following is a summary of significant policies that are in conformity with accounting principles generally accepted in the United States of America and are consistently followed by the Plan in the preparation of its financial statements.

Valuation of Investments

Investments in mutual funds and common stock are stated at fair value based on quoted market prices. The Guaranteed Interest Account is composed of guaranteed investment contracts that are deemed fully benefit responsive by the plan administrator and Prudential Insurance Company of America and are carried at contract value that approximates fair value. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Investment Earnings

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) in the fair value of its investments in the Statement of Changes in Assets Available for Benefits, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PW Eagle Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on participant contributions. Employer supplemental contributions are recorded in the period in which they are approved by the Company.

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Plan Expenses

Substantially all expenses related to maintaining the Plan are paid by the Company, except for fees related to participant loans.

Risks and Uncertainties

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various factors including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits in future periods.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Investments

The Plan’s investments appreciated (depreciated) in value for the year ended December 31, 2004, as follows:

Registered investment companies	$2,644,832
PW Eagle, Inc. common stock	(34,387)

$2,610,445

The Prudential Guaranteed Interest Account consists of investment in fixed income securities having short to intermediate maturities. The interest rate for the Guaranteed Interest Account was 3.00% at December 31, 2004 and 2003. During the year ended December 31, 2004, the Guaranteed Interest Account had an effective yield of approximately 3.75%. Interest on money invested in the Guaranteed Interest Account is credited daily. The announced interest rate stays in effect through the end of the following calendar year and the renewal interest rate is revised quarterly.

PW Eagle Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

The following schedule presents investments that exceed 5% of Plan assets.

Investment	Description of Investment	2004	2003
Prudential Funds
Dryden Government Income Fund	Mutual fund	N/A	$1,731,405
Dryden Stock Index Fund	Mutual fund	$4,454,604	3,660,575
Jennison Growth Fund	Mutual fund	6,843,105	6,746,424
Strategic Partners International Value Fund	Mutual fund	—	2,133,321
PIMCO Total Return Fund	Mutual fund	2,431,942	N/A
MFS Value Fund	Mutual fund	3,299,975	2,028,175
Franklin California Growth Fund	Mutual fund	—	2,188,813
American Balanced Fund	Mutual fund	4,179,305	3,095,177
American Europacific Growth	Mutual fund	3,016,250	—
Victory Special Value	Mutual fund	3,082,645	—
Prudential Insurance	Guaranteed Interest Account	7,780,200	6,287,446

PW Eagle Employees’ Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated June 24, 2004, indicating that the Plan is designed in accordance with applicable sections of the Code and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company. For the year ended December 31, 2004, purchases and sales of securities under the Trustee’s control were $16,686,094 and $14,574,751, respectively. For the year ended December 31, 2004, purchases and sales of securities of the Company were $65,375 and $40,533, respectively.

SUPPLEMENTAL SCHEDULE

PW Eagle Employees’ Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2004	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
	Prudential Funds
*	Dryden Government Income Fund	Mutual fund, 170,118 units		$1,542,966
*	Dryden Stock Index Fund	Mutual fund, 165,230 units		4,454,604
*	Jennison Growth Fund	Mutual fund, 469,671 units		6,843,105
	PIMCO Total Return Fund	Mutual fund, 227,923 units		2,431,942
	MFS Value Fund	Mutual fund, 142,609 units		3,299,975
	American Balanced Fund	Mutual fund, 232,830 units		4,179,305
	American Europacific Growth	Mutual fund, 85,543 units		3,016,250
	State Street Research	Mutual fund, 47,352 units		1,916,815
	Victory Special Value	Mutual fund, 215,570 units		3,082,645
*	PW Eagle, Inc.	Common stock, 86,105 units		342,785
*	Prudential Insurance	Guaranteed Interest Account		7,780,200
*	Participant loans	4% - 10.5%, payable through November 2023		3,421,380

				$42,311,972

*	Denotes party-in-interest
**	Historical costs information is omitted as it is no longer required by the Department of Labor under the instructions to the Form 5500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PW EAGLE EMPLOYEES’ SAVINGS PLAN

/s/ Neil R. Chinn
Neil R. Chinn
Plan Administrator
Vice President Human Resources
PW Eagle, Inc.

Date: June 28, 2005

EXHIBIT INDEX

Number	Description
99.1	Consent of Independent Registered Public Accounting Firm.

99.2	Consent of Independent Registered Public Accounting Firm.